Exhibit 99.1

TRX Gold Corporation

Interim Condensed Consolidated

Financial Statements

(Unaudited)

For the three and nine months ended

May 31, 2024 and 2023

TRX Gold Corporation

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Thousands of US Dollars)

	Note	May 31, 2024	August 31, 2023
Assets
Current assets
Cash		$7,666	$7,629
Amounts receivable	4	1,599	3,140
Prepayments and other assets	5	1,008	1,463
Inventories	6	6,502	4,961
Total current assets		16,775	17,193
Other long-term assets	4	3,335	2,948
Mineral property, plant and equipment	7	72,504	64,059
Total assets		$92,614	$84,200
Liabilities
Current liabilities
Amounts payable and accrued liabilities	15	$14,454	$11,571
Income tax payable		604	1,081
Current portion of deferred revenue	8	2,497	1,549
Current portion of lease liabilities		47	65
Derivative financial instrument liabilities	9	4,221	3,544
Total current liabilities		21,823	17,810
Lease liabilities		15	36
Deferred revenue	8	-	178
Deferred income tax liability	10	7,314	4,287
Provision for reclamation		913	833
Total liabilities		30,065	23,144
Equity
Share capital		165,662	164,816
Share-based payments reserve	12	9,228	8,807
Warrants reserve	13	1,700	1,700
Accumulated deficit		(123,948)	(121,423)
Equity attributable to shareholders		52,642	53,900
Non-controlling interest	14	9,907	7,156
Total equity		62,549	61,056
Total equity and liabilities		$92,614	$84,200

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

TRX Gold Corporation

Interim Condensed Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

(Unaudited)

(Expressed in Thousands of US Dollars, except per share amounts)

		Three months ended May 31,		Nine months ended May 31,
	Note	2024	2023	2024	2023

Revenue	18	$10,148	$9,317	$27,536	$29,133

Cost of sales
Production costs		(4,484)	(4,384)	(12,673)	(12,030)
Royalty		(777)	(674)	(2,075)	(2,128)
Depreciation		(534)	(376)	(1,446)	(863)
Total cost of sales		(5,795)	(5,434)	(16,194)	(15,021)
Gross profit		4,353	3,883	11,342	14,112
General and administrative expenses	16	(1,383)	(1,634)	(5,361)	(5,506)
Change in fair value of derivative financial instruments	9	(2,724)	(730)	(925)	1,670
Foreign exchange gains		123	153	185	211
Interest and other expenses		(311)	(327)	(1,229)	(1,368)
Income before tax		58	1,345	4,012	9,119
Income tax expense	10	(1,714)	(1,719)	(3,786)	(4,383)
Net (loss) income and comprehensive (loss) income		$(1,656)	$(374)	$226	$4,736

Net (loss) income and comprehensive (loss) income attributable to:
Shareholders		$(2,639)	$(1,264)	$(2,525)	$849
Non-controlling interest		983	890	2,751	3,887
Net (loss) income and comprehensive (loss) income		$(1,656)	$(374)	$226	$4,736

(Loss) earnings per share attributable to shareholders:
Basic and diluted (loss) earnings per share	11	$(0.01)	$(0.00)	$(0.01)	$0.00

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

TRX Gold Corporation

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited)

(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Shareholders' equity	Non-controlling interests	Total equity

Balance at August 31, 2022	276,146,184	$163,946	$6,825	$1,700	$(123,673)	$48,798	$2,361	$51,159
Shares issued for share-based payments	810,469	509	(514)	-	-	(5)	-	(5)
Share-based compensation expense (Note 12)	-	-	2,138	-	-	2,138	-	2,138
Shares issued for cash, net of share issuance costs	200,000	105	-	-	-	105	-	105
Shares issued for cashless exercise of options	155,619	90	(90)	-	-	-	-	-
Witholding tax impact on restricted share units ("RSUs")	-	-	87	-	-	87	-	87
Net income for the period	-	-	-	-	849	849	3,887	4,736
Balance at May 31, 2023	277,312,272	$164,650	$8,446	$1,700	$(122,824)	$51,972	$6,248	$58,220
Shares issued for share-based payments	313,045	166	(165)	-	-	1	-	1
Share-based compensation expense	-	-	559	-	-	559	-	559
Witholding tax impact on RSUs	-	-	(33)	-	-	(33)	-	(33)
Net income for the period	-	-	-	-	1,401	1,401	908	2,309
Balance at August 31, 2023	277,625,317	$164,816	$8,807	$1,700	$(121,423)	$53,900	$7,156	$61,056
Shares issued for share-based payments (Note 12)	1,948,110	846	(836)	-	-	10	-	10
Share-based compensation expense (Note 12)	-	-	1,695	-	-	1,695	-	1,695
Witholding tax impact on share-based payments	-	-	(438)	-	-	(438)	-	(438)
Net loss for the period	-	-	-	-	(2,525)	(2,525)	2,751	226
Balance at May 31, 2024	279,573,427	$165,662	$9,228	$1,700	$(123,948)	$52,642	$9,907	$62,549

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

TRX Gold Corporation

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Thousands of US Dollars)

		Nine months ended May 31,
	Note	2024	2023

Operating
Net income		$226	$4,736
Adjustments for items not involving cash:
Non-cash items	20	7,972	4,218
Changes in non-cash working capital:
Decrease in amounts receivable		1,316	1,628
Increase in inventories		(1,229)	(544)
Decrease (increase) in prepayments and other assets		455	(1,567)
Increase in amounts payable and accrued liabilities		1,005	5,321
(Decrease) increase in income tax payable		(463)	788
Cash provided by operating activities		$9,282	$14,580

Investing
Purchase of mineral property, plant and equipment		$(8,378)	$(14,650)
Increase in other long-term assets		(387)	(1,114)
Cash used in investing activities		$(8,765)	$(15,764)

Financing
Proceeds from issuance of shares and warrants		$-	$110
Issuance costs paid		-	(5)
Withholding taxes on settlement of share-based payments		(438)	(94)
Lease payments		(42)	(97)
Cash used in financing activities		$(480)	$(86)

Net increase (decrease) in cash		$37	$(1,270)
Cash at beginning of the period		7,629	8,476
Cash at end of the period		$7,666	$7,206

Taxes paid in cash		$1,218	$43

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of operations

TRX Gold Corporation (“TRX Gold” or the “Company”) is incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). The Company’s principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania (“Tanzania”).

The Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada and the Company’s principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company’s common shares are listed on the Toronto Stock Exchange in Canada (TSX: TRX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to generate or raise capital to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2.	Basis of preparation

a)	Statement of compliance

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2023.

These interim condensed consolidated financial statements were approved by the Board of Directors of the Company on July 11, 2024.

b)	Basis of presentation and measurement

These interim condensed consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 17. All amounts in these interim condensed consolidated financial statements are presented in U.S. dollars with all amounts rounded to the nearest thousand, except for share and per share data, or as otherwise noted. Reference herein of $ or USD is to U.S. dollars and C$ or CAD is to Canadian dollars.

6

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

3.	Material accounting policies, judgements and estimates

The accounting policies, judgements and estimates applied in these interim condensed consolidated financial statements are consistent with those set out in Notes 3 and 4 of the Company’s annual consolidated financial statements for the year ended August 31, 2023, except as described below:

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and IFRS Practice Statement 2, Making Materiality Judgements, requiring that an entity discloses its material accounting policies, instead of its significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. Accounting policy information that relates to immaterial transactions, events or conditions is immaterial and need not be disclosed. The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 and IFRS Practice Statement 2 were adopted on September 1, 2023 and did not have a material impact on the Company’s interim condensed consolidated financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued amendments to IAS 8, Accounting policies, changes in accounting estimates and errors. The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error and effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The amendments to IAS 8 were adopted on September 1, 2023 and did not have a material impact on the Company’s interim condensed consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

In May 2021, the IASB issued amendments to IAS 12, Income Taxes. The amendments to IAS 12 narrow the scope of the initial recognition exemption so that it no longer applies to transactions which give rise to equal amounts of taxable and deductible temporary differences. The Company is to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition for certain transactions, including leases and reclamation provisions.

The amendments to IAS 12 were adopted on September 1, 2023 and did not have a material impact on the Company’s interim condensed consolidated financial statements.

7

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Presentation and Disclosure in Financial Statements (IFRS 18)

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to replace IAS 1, Presentation of Financial Statement. IFRS 18 aims to achieve comparability of the financial performance of similar entities and will impact the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently assessing the impact of the new standard.

4.	Amounts receivable

	May 31, 2024	August 31, 2023
Receivable from precious metal sales	$-	$488
Sales tax receivable(1)	4,910	5,554
Other	24	46
	4,934	6,088
Less: Long-term portion	(3,335)	(2,948)
Total amounts receivable	$1,599	$3,140

(1)	Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). The Company has historically experienced delays in receiving payment or confirmation of offset against other taxes. The Company is in communication with the TRA and there is an expectation for either cash payments or offsetting of VAT receivable against other taxes in the future. VAT which the Company does not expect to recover within the next 12 months has been classified as long-term assets.

The Company held no collateral for any receivables. During the three and nine months ended May 31, 2024, $nil and $nil, respectively (2023 – $nil and $0.2 million, respectively) of VAT was written-off. During the three and nine months ended May 31, 2024, the Company recovered VAT refunds from the TRA of $0.5 million and $3.1 million, respectively (2023 – $nil and $nil, respectively).

5.	Prepayments and other assets

	May 31, 2024	August 31, 2023
Prepaid expenses	$301	$796
Deferred financing costs(1)	707	667
Total prepayments and other assets	$1,008	$1,463

(1)	Consists of $0.5 million in commitment fees paid with respect to a share purchase agreement whereby the Company, at its sole discretion, has the right to sell up to $10 million of its common shares over a 36-month period and $0.2 million in deferred financing costs related to an At-the-Market Offering Agreement entered on May 12, 2023.

8

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

6.	Inventories

	May 31, 2024	August 31, 2023
Ore stockpile	$4,821	$3,361
Gold in circuit	807	689
Gold doré	80	52
Total precious metals inventories	5,708	4,102
Supplies	794	859
Total inventories	$6,502	$4,961

7.	Mineral property, plant and equipment

	Exploration and evaluation expenditures(1)	Mineral properties	Processing plant and related infrastructure	Machinery and equipment(2)	Other(3)	Total
Cost
As at August 31, 2023	$1,864	$41,202	$23,063	$1,624	$351	$68,104
Additions	288	3,792	6,051	108	13	10,252
As at May 31, 2024	$2,152	$44,994	$29,114	$1,732	$364	$78,356
Accumulated depreciation
As at August 31, 2023	$-	$899	$2,138	$828	$180	$4,045
Depreciation	-	1,368	210	171	58	1,807
As at May 31, 2024	$-	$2,267	$2,348	$999	$238	$5,852
Net book value
As at August 31, 2023	$1,864	$40,303	$20,925	$796	$171	$64,059
As at May 31, 2024	$2,152	$42,727	$26,766	$733	$126	$72,504

(1)	Represents exploration and evaluation expenditures related to the Eastern Porphyry and Anfield deposits on the Buckreef property.
(2)	Includes automotive, computer equipment and software.
(3)	Includes leasehold improvements and right-of-use assets.

8.	Deferred revenue

On August 11, 2022, the Company entered into a $5.0 million prepaid Gold Doré Purchase Agreement (“Agreement”) with OCIM Metals and Mining S.A. The Agreement requires funds to be made available to the Company in two tranches. During the three months ended November 30, 2023, the Company fully settled $2.5 million drawn on the first tranche of the Agreement. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46.4 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over 13 months. On September 26, 2023, the Company drew an additional $0.5 million from the second tranche of the Agreement in exchange for delivering 23.5 ounces of gold per month, commencing December 2023, for a total of 305.4 ounces of gold over 13 months. On November 29, 2023, the Company drew an additional $1.0 million from the second tranche of the Agreement in exchange for delivering 44.1 ounces of gold per month, commencing February 2024, for a total of 573.2 ounces of gold over 13 months.

9

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

On May 6, 2024, the Company amended the terms of the Agreement to allow for additional prepayments and drew an additional $1.0 million in exchange for delivering 40.85 ounces of gold per month, commencing June 2024, for a total of 490.2 ounces of gold over 12 months.

Amount
As at August 31, 2023	$1,727
Drawdown	2,500
Accretion of deferred revenue	360
Revenue recognized	(2,090)
As at May 31, 2024	$2,497

	May 31, 2024	August 31, 2023
Current portion of deferred revenue	$2,497	$1,549
Non-current portion of deferred revenue	-	178
Balance at end of period	$2,497	$1,727

9.	Derivative financial instrument liabilities

	May 31, 2024	August 31, 2023
Derivative warrant liabilities	$4,221	$3,544
Total derivative financial instrument liabilities	$4,221	$3,544

a)	Derivative warrant liabilities

Amount
As at August 31, 2023	$3,544
Change in fair value	677
As at May 31, 2024	$4,221

Derivative warrant liabilities of $4.2 million will only be settled by issuing equity of the Company. For the three and nine months ended May 31, 2024 fair value changes amounted to a loss of $2.5 million and $0.7 million, respectively (2023 – loss of $0.7 million and gain of $1.7 million, respectively).

10

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Fair values of derivative warrant liabilities were calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	May 31, 2024	August 31, 2023
Share price	0.48	$0.39
Risk-free interest rate	4.70% - 4.92%	4.43% - 4.66%
Dividend yield	0%	0%
Expected volatility	48% - 49%	52%
Remaining term (in years)	1.7 – 2.7	2.5 – 3.4

The fair value is classified as Level 3 as expected volatilities are determined using adjusted historical volatilities and were therefore not an observable input.

Sensitivity analysis

If expected volatility, the significant unobservable input, had been higher or lower by 10% and all other variables were held constant, net income and net assets for the three and nine months ended May 31, 2024 would increase or decrease by:

	May 31, 2024
10% change in expected volatilities	Increase	Decrease
(Loss) income	$(851)	$848

b)	Gold zero-cost collars

In December 2023, the Company entered into a series of gold zero-cost collar contracts for 600 gold ounces per month for a total of 3,000 gold ounces to be settled from January 2024 to May 2024, at a maximum and minimum gold price of $2,150 and $1,850 per gold ounce, respectively.

During the three and nine months ended May 31, 2024, gold zero-cost collar contracts for a total of nil and 1,200 gold ounces, respectively (2023 – 3,600 gold ounces and 3,600 gold ounces, respectively) expired unexercised and 1,800 gold ounces and 1,800 gold ounces, respectively (2023 – $nil and $nil, respectively) were exercised. As at May 31, 2024, no gold zero-cost collar contracts were outstanding.

For the three and nine months ended May 31, 2024, realized losses on exercised contracts amounted to $0.2 million and $0.2 million, respectively (2023 - $nil and $nil, respectively).

10.	Income tax

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The maximum amount of tax losses that a business can utilize in Tanzania is 70% of its taxable profit for the current year. The remaining 30% of taxable profit is subject to a statutory tax rate of 30%. As a result, Buckreef’s current income tax is calculated at an effective tax rate of 9% until Buckreef’s tax loss carryforwards are fully utilized. Tax losses in Tanzania can only be utilized by the entity to which the tax losses relate to.

11

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The carrying value of Buckreef’s Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carryforwards resulted in a deferred tax liability.

For the three months ended May 31, 2024, the Company recorded income tax expense of $1.7 million, comprised of current income tax expense of $0.4 million and deferred income tax expense of $1.3 million (2023 – $1.7 million income tax expense comprised of current income tax expense of $0.3 million and deferred income tax expense of $1.4 million). For the nine months ended May 31, 2024, the Company recorded income tax expense of $3.8 million, comprised of current income tax expense of $0.8 million and deferred income tax expense of $3.0 million (2023 – $4.4 million income tax expense comprised of current income tax expense of $0.8 million and deferred income tax expense of $3.6 million).

11.	(Loss) earnings per share

	Three months ended May 31,		Nine months ended May 31,
	2024	2023	2024	2023
Net (loss) income attributable to shareholders	$(2,639)	$(1,264)	$(2,525)	$849
Weighted average number of common shares for purposes of basic EPS(1)	290,792,725	284,205,392	289,148,445	281,536,777
Effect of dilutive stock options, warrants, RSUs and share awards	-	-	-	4,056,778
Weighted average number of common shares for purposes of diluted EPS(1)	290,792,725	284,205,392	289,148,445	285,593,555
(1)	The weighted average number of common shares for basic and diluted EPS include 10.0 million gross number of vested, but unissued, common shares relating to common share awards.

For the nine months ended May 31, 2024, the weighted average number of common shares for diluted EPS excluded 15.4 million stock options, 2.3 million RSUs, and 36.2 million warrants that were anti-dilutive for the period (2023 – 7.4 million stock options and 42.0 million warrants).

12.	Share-based payments reserve

Share-based compensation expense for the three and nine months ended May 31, 2024 totalled $0.3 million and $1.7 million, respectively (2023 – $0.5 million and $2.1 million, respectively).

As at May 31, 2024, the Company had 5,392,420 (August 31, 2023 – 3,617,450) share awards available for issuance under the Omnibus Equity Incentive Plan.

12

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

a)	Stock options

Canadian Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – May 31, 2024 and August 31, 2023	4,986,000	CAD $0.41

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
C$0.35	100,000	100,000	January 2, 2027	2.6
C$0.40	2,259,000	2,259,000	October 11, 2026	2.4
C$0.40	95,000	95,000	October 6, 2024	0.4
C$0.43	2,065,000	2,065,000	September 29, 2026	2.3
C$0.43	467,000	467,000	October 6, 2024	0.4
C$0.41(1)	4,986,000	4,986,000		2.1(1)
(1)	Total represents weighted average.

US Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – May 31, 2024 and August 31, 2023	10,450,000	$0.49

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
USD $0.50	7,375,000	2,950,000	August 17, 2027	3.2
USD $0.45	3,075,000	615,000	August 28, 2028	4.2
USD $0.49(1)	10,450,000	3,565,000		3.5(1)
(1)	Total represents weighted average.

For the three and nine months ended May 31, 2024, share-based compensation expense related to stock options totalled $0.2 million and $0.5 million, respectively (2023 – $0.2 million and $0.4 million, respectively).

13

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

b)	Restricted Share Units

The following table sets out activity with respect to outstanding RSUs:

Number of RSUs
Balance – August 31, 2023	3,473,077
Granted	57,432
Vested	(1,203,333)
Balance – May 31, 2024	2,327,176

For the three and nine months ended May 31, 2024, share-based payment expenses related to RSUs totalled $0.1 million and $0.8 million, respectively (2023 – $0.1 million and $0.4 million, respectively).

13.	Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2023	38,968,037	$0.68	2.8
Warrants expired	(2,777,268)	$1.50
Balance – May 31, 2024	36,190,769	$0.62	2.2

As at May 31, 2024, the following warrants were outstanding:

	Number of Warrants	Exercise price		Expiry date
Private placement financing warrants - February 11, 2021	16,461,539	$0.80		February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80		February 11, 2026
Private placement financing warrants – January 26, 2022	17,948,718	$0.44		January 26, 2027
Private placement financing placement agent warrants – January 26, 2022	628,205	$0.44		January 26, 2027
Balance – May 31, 2024	36,190,769	$0.62	(1)
(1)	Total represents weighted average.

14

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

14.	Non-controlling interest

Summarized financial information for Buckreef is disclosed below:

	Three months ended May 31,		Nine months ended May 31,
Income Statement	2024	2023	2024	2023
Revenue	$9,938	$9,317	$27,325	$29,133
Depreciation	534	376	1,446	863
Accretion expense	146	101	443	472
Income tax expense	1,714	1,719	3,786	4,383
Comprehensive income for the period	2,184	1,979	6,113	8,638

Statement of Financial Position	May 31, 2024	August 31, 2023
Current assets	$10,441	$11,238
Non-current assets	73,702	64,762
Current liabilities	(15,741)	(12,113)
Non-current liabilities	(8,228)	(5,301)
Advances from parent, net	(31,404)	(36,049)

	Nine months ended May 31,
Statement of Cash Flows	2024	2023
Cash provided by operating activities	$13,178	$17,785
Cash used in investing activities	(8,760)	(15,170)
Cash used in financing activities	(4,807)	(1,128)

15

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

15.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of Directors and key management personnel of the Company was as follows:

	Three months ended May 31,		Nine months ended May 31,
Directors and key management personnel	2024	2023	2024	2023
Remuneration(1)	$429	$438	$1,293	$1,414
Share-based compensation expense	185	410	1,173	1,682
Total directors and key management personnel	$614	$848	$2,466	$3,096
(1)	Remuneration includes salaries and benefits for certain key management personnel and director fees. Certain members of the board of directors have employment or service contracts with the Company. Directors are entitled to director fees and share-based compensation for their services and officers are entitled to cash remuneration and share-based compensation for their employment services.

As at May 31, 2024, included in amounts payable is $nil of board fees (August 31, 2023 – $0.4 million) due to related parties with no specific terms of repayment.

During the three and nine months ended May 31, 2024, $0.2 million and $0.5 million for stock options granted to key management personnel was expensed, respectively (2023 – $0.2 million and $0.4 million, respectively) and $nil and $0.4 million for RSUs granted to directors and key management personnel was expensed, respectively (2023 – $nil and $0.2 million, respectively).

During the three and nine months ended May 31, 2024, $nil and $0.2 million related to common share awards granted to key management personnel was expensed, respectively (2023 – $0.2 million and $1.1 million, respectively).

16

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

16.	General and administrative expenses

	Three months ended May 31,		Nine months ended May 31,
	2024	2023	2024	2023
Directors’ fees (Note 15)	$67	$92	$196	$306
Insurance	84	69	255	268
Office and general	80	47	225	107
Shareholder information	71	61	368	375
Professional fees	93	94	338	331
Salaries and benefits (Note 15)	534	540	1,788	1,638
Consulting	98	115	454	292
Share-based compensation expense (Notes 12 and 15)	280	541	1,493	1,939
Travel and accommodation	55	47	168	150
Depreciation	14	21	46	79
Other	7	7	30	21
Total general and administrative expenses	$1,383	$1,634	$5,361	$5,506

17.	Financial instruments

Fair value of financial instruments

The following table sets out the classification of the Company’s financial instruments as at May 31, 2024 and August 31, 2023:

	May 31, 2024	August 31, 2023
Financial Assets
Measured at amortized cost
Amounts receivable	$1,599	$3,140
Measured at fair value through profit or loss
Cash	7,666	7,629

Financial Liabilities
Measured at amortized cost
Amounts payables and accrued liabilities	14,454	11,571
Measured at fair value through profit or loss
Derivative financial instrument liabilities	4,221	3,544

17

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at May 31, 2024 and August 31, 2023, cash was classified as Level 1 and derivative warrant liabilities (Note 9) were classified as Level 3 under the fair value hierarchy.

18.	Segmented information

Operating segments

The Company’s Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the interim condensed consolidated financial statements represent this single reporting segment. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, Operating Segments.

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company’s geographic locations are as follows:

	Three months ended May 31,		Nine Months Ended May 31,
Revenue	2024	2023	2024	2023
Tanzania	$10,148	$9,317	$27,536	$29,133
Total revenue	$10,148	$9,317	$27,536	$29,133

During the three and nine months ended May 31, 2024, the Company generated 93% and 92%, respectively (2023 – 92% and 95%, respectively) of its revenue from one (2023 – one) customer totalling $9.5 million and $25.4 million, respectively (2023 – $8.6 million and $27.6 million, respectively).

18

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Non-current assets	May 31, 2024	August 31, 2023
Canada	$42	$55
Tanzania	75,797	66,952
Total non-current assets	$75,839	$67,007

19.	Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at May 31, 2024 and August 31, 2023, these licenses remained in good standing and the Company is up to date on its license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued as at May 31, 2024 and August 31, 2023.

20.	Non-cash items

	Nine months ended May 31,
	2024	2023
Depreciation	$1,493	$942
Change in fair value of derivative financial instruments (Note 9)	677	(1,670)
Share-based compensation expense (Note 12)	1,705	2,113
Accretion of provision for reclamation	81	105
Deferred income tax expense (Note 10)	3,027	3,552
Accretion of lease liabilities	3	8
Deferred revenue (Note 8)	410	(1,485)
Accretion of deferred revenue (Note 8)	360	364
Foreign exchange losses	216	41
VAT written-off (Note 4)	-	233
Other expenses	-	15
Total non-cash items	$7,972	$4,218

19